UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros de Chile) on October 29, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Santiago, October 29, 2008

Mr.
Guillermo Larraín R.
Superintendent
Securities and Insurance Superintendency
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent:

We hereby inform you that on October 28, 2008, the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) unanimously agreed to partially modify the current Dividend Policy for the 2008 Business Year, which was presented to shareholders at the Annual Shareholders’ Meeting of SQM carried out on April 30 of this year. This modification was made in order to pay and distribute an interim dividend of US$0.37994 per share -approximately US$100 million—on November 21, 2008. This amount is less than 30% of the distributable net income recorded for the nine months ended September 30, 2008. The interim dividend will be charged to net income for the current business year and paid to shareholders of record as of the fifth business day prior to November 21, 2008. The payment amount will be the Chilean peso equivalent of US$0.37994 according to the Observed Exchanged Rate published in the Official Gazette on Friday, November 14, 2008.

In addition, the members of the Board unanimously agreed to announce that the Board will also include the payment of a single interim dividend in SQM’s Dividend Policy for the 2009 Business Year -and future periods— which it will submit for the approval of the Annual Shareholders’ Meeting to be held in April 2009. Such interim dividend will be paid in November of 2009 and will not exceed the amount of 30% of net income for the nine months ended September 30, 2009.

We hereby inform you of the above as a material event in compliance with Articles 9 and 10 of Law No. 18.045, SQM’s Dividend Policy for the 2008 Business Year, and Circular Letters Nos. 660 and 687 and General Standard No. 30 issued by the Superintendency of Securities and Insurance on October 22, 1986, February 13, 1987, and November 10, 1989, respectively.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Very truly yours,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: October 29, 2008